

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

> **Re: Leishen Energy Holding Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 24, 2023**
> **CIK No. 0001985139**

Dear Hongliang Li:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on August 24, 2023

Cover Page

1. We note from your disclosure on the cover page that you exclude Hong Kong and Macau from your definition of "PRC" or "China" for the purpose of your registration statement. Please revise to remove the exclusion of Hong Kong and Macau from such definition.

2. Please disclose on the cover page that Hongliang Li, your Chief Executive Officer and Director, through his holding company Polar Energy Company Limited controls a majority of the voting power of your outstanding ordinary shares. Please also include a risk factor that Mr. Li will be able to influence your management and affairs and all matters requiring shareholder approval.

Prospectus Summary, page 4

3.   We note your disclosure that the "following diagram illustrates our corporate structure and shareholders of each corporate entity listed herein immediately after completion of the offering;" however, the diagram is not included here. Please revise.

4.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Implications of being an emerging growth company, page 7

5.   We note you identify yourself as an emerging growth company, and you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In this regard, please describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Market and Industry Data, page 8

6.   Please disclose the data of the commissioned report published by Frost & Sullivan from which you include statistical data and estimates.

Risk Factors, page 16

7.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless.

Failure to comply with PRC property-related laws. . ., page 33

8.   Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties and any major encumbrances thereon, including a description of the size and uses of the property; productive capacity and extent of utilization of the company's facilities; how the assets are held; the products produced; and the location. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties. With regard to any material plans to construct, expand or improve facilities, describe the nature of and reason for the plan, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity, the estimated dates of start and completion of the activity, and the increase of production capacity anticipated after completion.

Management's discussion and analysis of financial condition and results of operations, page 46

9.   Please disclose whether you utilize any key metrics or financial measures to evaluate your business, measure your performance, identify trends affecting your business, establish budgets, measure the effectiveness of investments in your technology and development and sales and marketing, and assess your operational efficiencies. Refer to Item 5 Operating and Finance Review and Prospects to Form 20-F.

Factors Affecting Our Results of Operations, page 48

10.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Revenues, page 51

11.   We note your disclosure that the increase in revenue from digitalization and integration equipment sales "was contributed to continuously increased requirement to our digitalization and integration equipment" and the increase in revenue from oil and gas engineering technical services "was contributed to continuously increased requirement to our compressor booster service." Please revise to disclose the material factors underlying the changes in revenue.

Liquidity and Capital Resources, page 54

12.   Please clearly disclose the minimum funding required remaining in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item 5B. Liquidity and Capital Resources to Form 20-F.

13.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 5B(1) to (3) Liquidity and capital resources. In addition, please revise references to cash used in an activity to show that such amounts have a negative impact on your cash flows (e.g., mark in parenthesis).

Competitive Landscape of Oilfield Services Market in China, page 77

14.   Please revise to define or explain briefly "assemblers in the market" and why they are excluded from the market information.

Business, page 87

15.   We note your disclosure on page 87 that you serve a large customer base throughout PRC, Saudi Arabia, Kazakhstan and Indonesia. To the extent material, please disclose the percentage of revenue that you generate from each country for all periods presented. Refer to Item 4.B.2. of Form 20-F.

16.   Please expand your disclosure in this section to describe the relationship you have with your manufacturing partners, including where they are based, manufacturing capacities, company oversight, and any existing long-term manufacturing contracts which you are substantially dependent upon. Additionally, disclose the extent to which you manufacture your own products.

Our Customers, page 110

17.   We note that for the year ended September 30, 2022, your four largest customers accounted for 61% of your total revenue. Please disclose the terms of any material agreements with these customers, including the identity of the customer, the term of the agreements and any termination provisions. In addition, please add a risk factor regarding your reliance on these customers and any uncertainties regarding your relationship with them.

18.   On page 102, your disclosure provides that the "integrated pre-splitting device has been successfully implemented in various of Customer Group B's Northwest Oilfield projects, including the Shunbei No. 5 Combined Station and Shunbei No. 1 Treatment Station Sewage System Expansion Project;" however, on page 110, the Northwest Oilfield

projects are attributed to Customer Group A. Please reconcile.

Related Party Transactions, page 139

19.   We note that you have loans due from Li Hongliang, Chief Executive Officer and director of the company, as of September 30, 2022. Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

Notes to Consolidated Financial Statements
Revenue recognition, page F-14

20.   Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues. We note that your Results of Operations section in MD&A discusses the percentage change in revenue for each revenue source. Please advise or revise to include disclosure of your revenue disaggregation in your financial statements footnote.

Income taxes, page F-29

21.   Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.

Parent company information (unaudited), page F-33

22.   Please confirm that your parent only financial statements will be audited. Please refer to Rule 5-04(c) of Regulation S-X.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Hongliang Li
Leishen Energy Holding Co., Ltd.
September 21, 2023
Page 6

   You may contact Becky Chow, Senior Staff Accountant, at (202) 551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: David Manno